Exhibit (a)(2)
Virbac Corporation
3200 Meacham Blvd.
Fort Worth, Texas 76137
August 18, 2006
Dear Stockholder:
      We are pleased to inform you that the Company has entered into a tender offer and merger agreement with Virbac S.A., Interlab S.A.S. and Labogroup Holding, Inc., pursuant to which Labogroup Holding, Inc., an indirect wholly owned subsidiary of Virbac S.A., has commenced an offer to purchase each share of the Company common stock that it does not already own for $5.25 per share, net to the seller in cash. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares of the Company’s common stock, which, when added to the shares already owned by Virbac S.A. and its affiliates, will constitute no less than 90% of the total number of outstanding shares of the Company’s common stock. This condition is nonwaivable. The offer is also subject to certain other conditions, which may be waived by Labogroup Holding, Inc. at any time in its sole discretion. Pursuant to the merger agreement, if Labogroup Holding, Inc. holds over 90% of the outstanding shares of the Company common stock following the offer, then the offer will be followed by a merger in which each share of the Company common stock not previously purchased by Labogroup Holding, Inc. in the offer will be converted into the right to receive the same amount of cash as is paid in the offer.
      A Special Committee made up of independent members of the Board of Directors has determined that the offer and the merger are advisable, fair to and in the best interest of the stockholders of the Company (other than Virbac S.A. and its subsidiaries), and recommends that the Company stockholders (other than Virbac S.A. and its subsidiaries) accept the offer and tender their shares of the Company common stock pursuant to the offer. Following the recommendation from the Special Committee, the Board of Directors has approved and adopted the offer and the merger agreement and the transactions contemplated thereby.
      In arriving at its recommendation, the Special Committee made up of independent members of your Board of Directors carefully considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc., that as of the date of such opinion, the consideration to be received by the holders of shares of the Company common stock other than Virbac S.A. and its subsidiaries pursuant to the offer and the merger agreement is fair to such stockholders from a financial point of view. A copy of Houlihan Lokey’s written opinion, which sets forth, among other things, the procedures followed, the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.
      The Schedule 14D-9 describes in more detail the reasons for the Special Committee’s and Board of Directors’ conclusions and contains other information relating to the offer. In addition, enclosed are Labogroup Holding, Inc.’s Offer to Purchase, dated August 18, 2006, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and provide information on how to tender your shares to Labogroup Holding, Inc. We urge you to read these documents and to consider this information carefully.
      On behalf of the management, the Special Committee and the Board of Directors, we thank you for the support you have given to the Company over the years.

Very truly yours,

ERIK R. MARTINEZ
President and Chief Executive Officer